August 14, 2018

Jennifer Monick

Assistant Chief Accountant

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Mack-Cali Realty Corporation

Mack-Cali Realty, L.P.

Form 10-K for the fiscal year ended December 31, 2017

Filed February 21, 2018

Form 8-K

Filed May 2, 2018

File No. 001-13274 (Corp.)

File No. 333-57103-01 (L.P.)

Dear Ms. Monick:

On behalf of Mack-Cali Realty Corporation and Mack-Cali Realty, L.P. (collectively, the “Registrants”), and in connection with the Annual Report on Form 10-K for the year ended December 31, 2017 of the Registrants and the Current Report on Form 8-K furnished on May 2, 2018 (collectively, the “Reports”), I respectfully submit this letter in response to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 1, 2018 (the “Comment Letter”). For convenience of reference, each comment is recited in bold face type and is followed by the Registrants’ response thereto.  Capitalized terms used herein and not defined shall have the meaning ascribed to such terms in the Reports.

Form 8-K filed May 2, 2018

General

1.                                                                                      We note your references to Net Operating Income (“NOI”), GAAP NOI and Cash NOI in narrative and tabular disclosures throughout your exhibits.  Please revise future earnings releases and supplemental packages to ensure you use consistent labeling in all of your disclosure documents, including your annual and quarterly reports.

Response:                                        The Registrants acknowledge that their earnings release and Supplemental Operating and Financial Data have historically included narratives and schedules which contained terms such as GAAP NOI, Cash NOI, NOI, Projected NOI, and similar terminology.  In future filings, the Registrants will ensure, to the extent not already the case, that they use consistent labeling when presenting similarly calculated amounts.

Exhibit 99.1

2.                                                                                      We note your use of NOI in several tables throughout this exhibit. Please clarify for us and in your future supplemental packages if these NOI measures are a subset of either GAAP NOI or NOI on page 18, NOI from your segment footnote in your Form 10-Q, or a different NOI measure. In addition, for each table where you present NOI, narratively explain to us the differences between NOI in the table and NOI as presented in your segment footnote. For example, please tell us how the table on page 38 is consistent with NOI in your segment footnote.

Response:                                        The Registrants use of GAAP NOI and NOI on page 18 of their Supplemental Operating and Financial Data for the three months ended March 31, 2018 is a subset of NOI in their segment footnote in their Form 10-Q, with the exclusion of real estate service expense, general and administrative expense, acquisition related costs and interest expense.  In the table on page 22 of the Supplemental Operating and Financial Data for the three months ended March 31, 2018, “NOI after Debt Service” which is a subset of NOI in the table, is calculated with the inclusion of property-level interest expense.

In the Registrants’ Supplemental Operating and Financial Data for the three months ended June 30, 2018 furnished as Exhibit 99.1 to the Registrants’ Form 8-K dated August 1, 2018, the Registrants included a definition for GAAP NOI as follows:  “GAAP NOI represents property revenues less total operating expenses (which excludes real estate services expenses, general and administrative, acquisition related costs and interest expense,” which we believe is responsive to your comment.  In addition, in their earnings release for the three months ended June 30, 2018, the Registrants clarified their calculation of Cash NOI as follows: “Cash NOI excludes straight-line rents and FAS 141 adjustments,” which we believe is responsive to your comment.

The difference between NOI as presented in the table on page 38 and NOI as disclosed in the segment footnote of the Form 10-Q is that the NOI on page 38 excludes straight-line and FAS 141 rent adjustments, interest expense and equity in earnings (loss) of unconsolidated joint ventures.  NOI in the table is presented as property-level revenues less operating expenses for wholly-owned and unconsolidated joint venture properties. The Registrants will disclose these differences whenever this NOI calculation is presented in future filings, and label such calculation in a clear way to differentiate from their segment footnote.

Additionally, in future filings, for each table which presents NOI or similar terms,

the Registrants will narratively explain any differences between those NOI measures and the presentation of NOI in their segment footnote in their future filings of Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.  The Registrants, in future filings, will include similar footnote disclosures when presenting NOI measures in their Supplemental Operating and Financial Data as it currently includes in the segment footnote table in their Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

3.                                                                                      We note your tabular disclosure of Pro Rata NOI Contributions on page 24. Please clarify for us and in your future supplemental packages what is meant by 100% NOI and NOI at CLI Share. In this regard, please clarify if the line items within the table relate to consolidated properties with non-controlling interests or unconsolidated properties.

Response:                                        The Registrants’ tabular disclosure of 100% NOI and NOI at CLI share in the Pro Rata NOI Contributions on page 24 of their Supplemental Operating and Financial Data for the three months ended March 31, 2018 include both wholly-owned and joint venture properties with controlling and non-controlling interests.

In assessing this table on page 24 of the Supplemental Operating and Financial Data for the three months ended March 31, 2018, the Registrants determined that the information in this table in its current form was not useful to investors. Accordingly, starting with their Supplemental Operating and Financial Data for the three months ended June 30, 2018 furnished as Exhibit 99.1 to the Registrants’ Form 8-K dated August 1, 2018, the Registrants no longer included the tabular disclosure of Pro Rata NOI Contributions which was on page 24 of their Supplemental Operating and Financial Data for the three months ended March 31, 2018 furnished as Exhibit 99.1 to the Registrants’ Form 8-K dated May 2, 2018.  If the Registrants elect to include any similar pro rata NOI information in future filings, they will disclose what joint ventures and partially-owned interests are included in such table or calculations.

On behalf of the Registrants, I hereby confirm that each Registrant acknowledges that:

•                  It is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss this matter further, please do not hesitate to contact me at 732-590-1000.

Very truly yours,

/s/ David Smetana
David Smetana
Chief Financial Officer